Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

March 14, 2007

VIA EDGAR AND E-MAIL

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the request for supplemental information as set forth in your letter of February 28, 2007. For the convenience of the Staff, each comment is repeated verbatim with our response immediately following.

1.  Please tell us the number of hedges for which you utilized the long-haul method of hedge accounting as December 31, 2006, 2005, 2004, and quantify the number of hedges for which you have discontinued hedge accounting due to the discovery of errors.

Please see our response to comment 2 below.

2.  Please provide additional specific details surrounding your discovery of the 5 additional errors in your long-haul hedging relationships that you discussed with us in your phone call on February 22, 2007. Please include a discussion of how the information was discovered and how you considered the impact of the errors on your other long-haul hedging relationships.

We applied long-haul hedge accounting at December 31, 2006, 2005, and 2004 as follows:

	December 31, 2006		December 31, 2005		December 31, 2004
Type of Hedge	Number of Hedges	Notional	Number of Hedges	Notional	Number of Hedges	Notional
		(Bils.)		(Bils.)		(Bils.)
Fair Value[1]	7	$1	13	$2	30	$13
Cash Flow[2]	0	0	0	0	138	$18
Memo: Total Notional[3]	---	$159	---	$150	---	$164

November - December 2006 (In preparation for our December 15, 2006 response to the Staff)

In our response letter dated December 15, 2006, we provided details on seven interest rate swap agreements that were modified for which our quantitative quarterly effectiveness testing performed in accordance with our hedge documentation did not demonstrate high effectiveness, but we continued to apply hedge accounting. At the time we identified this error, none of the seven swaps were in designated hedge relationships. However, we identified all periods where we should not have applied hedge accounting, quantified the impact assuming no hedge accounting, and recorded a cumulative adjustment of $38 million in the Fourth Quarter of 2006. The impact of the errors was determined to be immaterial to our quarterly and annual financial statements.

The table below summarizes the impact on pre-tax earnings by year of the seven referenced swaps:

Understatement / (Overstatement) of Reported Earnings	2006	2005	2004	2003	2002
Misstatement (in millions)	$(54)	$(24)	$(9)	$39	$48
Pre-tax Income (in millions)	1,953	2,923	3,710	2,010	4,854
Percent of Pre-tax Income	2.7%	0.8%	0.2%	1.9%	1.0%

1 Effective January 1, 2007, we elected to discontinue hedge accounting for all seven of the designated swaps that were reflected in our financial statements at December 31, 2006 using the long-haul method of hedge accounting while we develop new hedge accounting policies and procedures.
2 The 138 cash flow hedges include 125 in relationships with commercial paper and 13 in relationships with floating-rate debt.  The total balance in Other Comprehensive Income related to these hedges was $11 million, $47 million, and $10 million at December 31, 2006, 2005, and 2004, respectively.
3 "Total Notional" includes designated and non-designated derivatives.

January - February 2007 (In preparation for our February 13, 2007 Response to the Staff)

In our response letter dated February 13, 2007, we included an analysis that quantified the impact of not applying hedge accounting for five modified hedges from the point of modification through the quarter-end. As part of that analysis, we indicated that there was no impact for two of the modified swaps (numbers six and seven in the table presented in that correspondence) "…because these two swaps were modified prior to the application of long-haul hedge accounting. Specifically, these two swaps were modified in 2001 while they were in short-cut relationships. As a result of our restatement, the swaps were treated as non-designated hedges during all of 2001."

Our analysis and related response was focused on the fact that the modifications occurred during the time period we accounted for these hedge relationships under the short-cut method. Because our just completed restatement effectively re-characterized these two swaps to a non-designated classification, we concluded that the modification transactions would have no impact on the resulting analysis included in our response letter. In connection with preparing that response letter, we realized we made an error relating to accounting for designated hedge items in long-haul relationships at a point in time when the hedge items had fair values other than par. Our analysis indicated that during the first period in which we applied long-haul hedge accounting, the basis adjustments we recorded were incorrectly based on the changes between par value of the designated debts and their estimated fair values at the end of the period.

As a result of this finding, we re-reviewed all (107) of our fair value hedges to which we applied long-haul hedge accounting (January 1, 2001 to December 31, 2006) to identify any other instances where we applied hedge accounting later than the first period available, the date on which FAS 133 was adopted for all hedges existing at that time or at the original date of debt issuance. Our review identified a total of five instances:
•
The errors for the two swaps described above, which resulted in an understatement of reported earnings of $209 million in 2002 and an overstatement of reported earnings of $(80) million, $(80) million and $(47) million in 2003, 2004 and 2005, respectively.

•
We identified one additional swap that was accounted for in a non-designated relationship in the first quarter (First Quarter 2001) and subsequently designated in a long-haul hedge relationship with existing debt at the beginning of the next quarter (Second Quarter 2001). We recorded a basis adjustment equal to the difference between par and fair value of the underlying debt in the first period in which the long-haul method was applied. The impact of this misstatement was an understatement of reported earnings of $10 million in 2001 (the impact in all other quarterly periods was less than $1 million).

•
We identified two additional swaps that were placed into long-haul hedge relationships subsequent to the issuance of the designated debt. In these instances, we appropriately recorded the basis adjustment representing the change in estimated fair values from the beginning to the end of the first period. However, we did not make the required adjustment to our periodic calculations of ineffectiveness associated with the migration of the debt’s estimated fair value at the date of designation to par over time. The impact of these misstatements was an overstatement of reported earnings of $(11) million in 2004 (the impact in all other quarterly periods was less than $1 million).

The table below summarizes the impact on pre-tax earnings by year of the five referenced hedges:

Understatement / (Overstatement) of Reported Earnings	2006	2005	2004	2003	2002
Misstatement (in millions)	$2	$(46)	$(93)	$(82)	$207
Pre-tax Income (in millions)	1,953	2,923	3,710	2,010	4,854
Percent of Pre-tax Income	0.1%	1.6%	2.5%	4.1%	4.3%

The impact of these errors was determined to be immaterial to our quarterly and annual financial statements. One of the five swaps was in a designated hedge relationship as of December 31, 2006. A $3 million cumulative adjustment to correct the accounting errors will be recorded in the First Quarter of 2007. In addition, we also evaluated the impact of these errors with the other errors discussed above and determined that in the aggregate they were immaterial to our quarterly and annual financial statements.

3.  Please tell us the total number of long-haul hedging relationships you reevaluated both initially in November 2006, and again as a result of your discovery of these errors in February 2007. Please also tell us how many of your long-haul hedging relationships your auditor reviewed in connection with this process.

Prior to our restatement, we reviewed the strategies for our fair value long-haul portfolio. We concluded that the strategies were appropriate and we had no reason to believe that there were errors in our portfolio of hedges for which we applied long-haul hedge accounting. In addition, we believed that any ineffectiveness caused by items similar to our short-cut hedge accounting errors (upfront fees, modifications, trade date/settlement date timing) would have been included in our periodic effectiveness tests and calculations of ineffectiveness. We concluded that a detailed review of our long-haul hedge relationships was not required prior to our restatement.

Since our restatement, and in connection with preparing our response letters to the Staff, we reviewed all (107) of our fair value hedges utilizing the long-haul method of assessing hedge effectiveness at any point during the period January 1, 2001 through December 31, 2006 to ensure that our effectiveness testing was consistent with our documented strategy. This review was completed prior to our December 15, 2006 response letter. In addition, as discussed in our response to comment 2, during January and February 2007, we reviewed all (107) of our fair value hedges to which we applied long-haul hedge accounting during the period January 1, 2001 through December 31, 2006 to identify any instances in which we applied hedge accounting later than the first period available, the date on which FAS 133 was adopted for all hedges existing at that time or at the original date of debt issuance.

We asked PricewaterhouseCoopers to provide us information with respect to their work related to our long-haul hedging relationships in and around November 2006 and February 2007. They provided us with the following:

In the period leading up to the filing of Ford Credit’s (the "Company") 2005 Form 10-K/A, PricewaterhouseCoopers performed the following:

•
Reviewed and evaluated the Company’s fair value hedge strategy documentation and, after considering the potential impact of errors identified in the Company's application of FAS 133 paragraph 68 together with the results of previous audits and quarterly reviews,

PricewaterhouseCoopers concluded that the risk of a material misstatement relating to the fair value long-haul portfolio was low and that no additional detail testing of the Company’s prior accounting was required.

•
Reviewed and evaluated the Company’s cash-flow hedge strategy documentation and, after considering the significance of this portfolio to the financial statements together with results of previous audits and quarterly reviews, PricewaterhouseCoopers concluded that the risk of material misstatement was low and no additional detail testing of the Company’s prior accounting was required.

In connection with errors identified subsequent to the filing of the 2005 Form 10-K/A, PricewaterhouseCoopers performed the following:

•
With respect to the seven instances involving modified interest rate swaps for which the results of quantitative effectiveness tests were qualitatively overridden (as previously disclosed to the Staff in the Company's response letter dated December 15, 2006), PricewaterhouseCoopers:

o	Evaluated and tested the Company’s process used to identify all interest rate swaps that had been modified since 2001.

o
Independently reviewed 100% of the Company’s effectiveness test results contained in the Company's accounting records for interest rate swaps in the U.S. and Canadian portfolio designated in a fair value long-haul relationship during 2003, 2004, 2005 and 2006.

o	Reviewed the Company’s determination of the identified uncorrected errors and the Company's evaluation of the related impacts to prior periods and previously issued financial statements.

•	With respect to the five interest rate swaps designated (or re-designated) in a long-haul hedging relationship on a date other than trade date, PricewaterhouseCoopers:

o
Reviewed the Company’s inventory of the 107 debt swaps to which fair value long-haul hedge accounting was applied since 2001. This review was performed to ensure the Company’s process had identified all instances of interest rate swaps being designated in a long-haul hedging relationship subsequent to their trade date.

o	Reviewed the Company's determination of the identified uncorrected errors and the Company's evaluation of the related impacts to prior periods and previously issued financial statements.

* * *

Supplemental Information

We also wanted to inform the Staff of certain insignificant issues we became aware of in December 2006 during the review of our fair value hedges to which we applied long-haul hedge accounting. We are providing the Staff with a summary of our findings even though we concluded these issues were insignificant. The quantitative impact of these issues, individually and in the aggregate, for all periods presented in our 2005 Form 10-K/A was less than $10 million in any annual or quarterly period except in 2001 when the impact was an understatement of reported income of approximately $18 million. The issues we identified were as follows:

•
With certain hedge relationships (22), we failed our hedge effectiveness test, yet continued to believe the hedge qualified for hedge accounting treatment primarily because the swap was nearing maturity or the effectiveness was just outside the 80-125 band.

•
In certain periods, Treasury determined that certain swaps (10) failed our hedge effectiveness test after Accounting had closed the books of account. In these instances, we did not de-designate the hedge relationship until the following quarter.

•
In certain instances (19), a limitation in our derivative system resulted in an unreliable effectiveness test. Although we believe that these swaps would have qualified as highly effective hedges, we do not have the documentation to support this conclusion.

At the time we identified these issues, none of the swaps were in designated hedge relationships.

* * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:	Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Kevin F. Riordan, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP
John Lawton, National Office Partner, PricewaterhouseCoopers LLP